<SUBMISSION>
<TYPE> 24F-2NT
<DOCUMENT-COUNT> 2
<NOTIFY-INTERNET> confirmation@dpmail.com
<NOTIFY-INTERNET> edgar.mail@merrillcorp.com
<NOTIFY-INTERNET> nsheehan@sablaw.com
<NOTIFY-INTERNET> mjwilsonbilik@sablaw.com
<SROS> NONE
<SUBMISSION-CONTACT>
<NAME> Dave Pompeo
<PHONE> (617) 389-7900 x301
</SUBMISSION-CONTACT>
<FILER>
<CIK> 0000936600
<CCC> y*8kbfwf
<FILE-NUMBER> 033-89028
</FILER>
<PERIOD> 12/31/1999
<FEE-PAID> $20,305.97
<METHOD> FEDWIRE
<SHARES>
<SALE-PROCEEDS> $541,778,763.90
<REDEEMED-VALUE> $464,862,228.95
</SHARES>

<DOCUMENT>
<TYPE> COVER
<DESCRIPTION> Letter to SEC for 24F-2 Notice
<TEXT>

[letterhead of IL Annuity and Insurance Company]

March 27, 2000

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: IL Annuity and Insurance Company
IL Annuity and Insurance Co. Separate Account 1
File No. 33-89028

Commissioners:

On behalf of IL Annuity and Insurance Company and IL Annuity and Insurance Co. Separate Account 1 (the "Account"), transmitted for filing herewith are copies of the Account's Notice on Form 24F-2 pursuant to Rule 24f-2 under the Investment Company Act of 1940. Also computed in accordance with Rule 24f-2 is the filing fee in the amount of $20,305.97 which has been wire-transferred to the SEC's account at The Mellon Bank.

Any questions regarding this filing should be addressed to me at (317) 927-6510 or to Mary Jane Wilson-Bilik at Sutherland Asbill & Brennan (202) 383-0660.

Sincerely,

/s/ Janis B. Funk

Janis B. Funk

Enclosures

cc: Mary Jane Wilson-Bilik, Esq.

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE> 24F-2NT
<DESCRIPTION> Form 24F-2
<TEXT>

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

Read instructions at end of Form before preparing Form.

---

1. Name and address of issuer:

IL Annuity and Insurance Company Separate Account 1
2960 North Meridian Street
Indianapolis, IN 46208

---

2. Name of each series or class of securities for which this Form is filed (if the Form is being filed for all series and classes of securities of the issuer, check the box but do not list series or classes): [ ]

Flexible premium deferred variable annuity contracts

---

3. Investment Company Act File Number: 811-8964

Securities Act File Number: 33-89028

4(a). Last day of fiscal year for which this Form is filed: December 31, 1999

4(b). [ ] Check box if this Form is being filed late (i.e., more than 90 calendar days after the end of the issuer's fiscal year). (See Instruction A.2)

Note: If the Form is being filed late, interest must be paid on the registration fee due.

4(c). [ ] Check box if this is the last time the issuer will be filing this Form.

<PAGE>

<TABLE>

<S> <C> <C> <C> <C>

5.	Calculation of registration fee:			
	(i)	Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):		$541,778,763.90
	(ii)	Aggregate price of securities redeemed or repurchased during the fiscal year:	$464,862,228.95	
	(iii)	Aggregate price of shares redeemed or repurchased during any prior fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:	$ 0	
	(iv)	Total available redemption credits [add items 5(ii) and 5(iii)]:		-$464,862,228.95
	(v)	Net sales -- if Item 5(i) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:		$ 76,916,534.95
	(vi)	Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:	$ ( )	
	(vii)	Multiplier for determining registration fee (See Instruction C.9):		x .000264
	(viii)	Registration fee due [multiply Item 5(v) by Item 5(vii)] (enter "0" if no fee is due):		= $20,305.97
6.	Prepaid Shares If the response to Item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 as in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: _______. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: __________.			
7.	Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (see Instruction D):			+ $
8.	Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:			= $20,305.97
9.	Date the registration fee and any interest payment was sent to the Commission's lockbox depository: March 24, 2000 Method of Delivery: * Wire Transfer [ ] Mail or other means			

</TABLE>

<PAGE>

SIGNATURES

This report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By (Signature and Title)*   /s/ Gregory J. Carney

Gregory J. Carney, President and Chief Executive Officer

Date   March 27, 2000

*Please print the name and title of the signing officer below the signature.

</TEXT>
</DOCUMENT>
</SUBMISSION>